UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Renewal Mill, PBC

Legal status of issuer

       Form

       C-Corporation

       Jurisdiction of Incorporation/Organization

       Delaware

       Date of organization

       June 9, 2016

Physical address of issuer

1190 28th Street, Oakland, CA, 94608

Website of issuer

https://www.renewalmill.com

Current number of employees
3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$623,618	$716,076
Cash & Cash Equivalents	$112,230	$162,727
Accounts Receivable	$45,288	$23,369
Short-term Debt	$108,867	$46,383
Long-term Debt	$0	$0
Revenues/Sales	$181,151	$81,152
Cost of Goods Sold	$222,389*	$107,160*
Taxes Paid	$0	$0
Net Income	(505,079)	(856,827)

*This amount represents cost of revenues.

April 30, 2021

FORM C-AR

Renewal Mill, PBC



This From C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Renewal Mill, PBC, a Delaware Public Benefit Corporation (the "Company" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.renewalmill.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Renewal Mill is an upcycled food and ingredient company, incorporated in Delaware as a Public Benefit Corporation on June 9, 2016.

The Company is located at 1190 28th Street, Oakland, CA 94608.

The Company's website is https://www.renewalmill.com.

The Company conducts business in California and sells products through the internet throughout the United States and internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. [The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor

1

for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.] We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect our customers, our business and our results of operations.

COVID-19 resulted in the temporary closure of many offices which were customers of our products. As such, we have pivoted our retail business to focus on grocery stores and e-commerce opportunities. Because of the resurgence in baking witnessed during quarantine, our website sales increased during the second quarter of 2020. For our ingredient sales, we experienced a slowdown in the progress of work with R&D departments of major food companies. This was primarily due to office and pilot plant closures. We do, however, believe that this is a temporary impact that has already begun to fade as work places reopen. In general, material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair our marketing and sales efforts to users of our products.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Renewal Mill is an upcycled food and ingredient company that upcycles byproducts from food manufacturing into premium ingredients and products. By creating a unique portfolio of upcycled ingredients, we are able to combat global food loss and increase sustainable nutrition in our food supply chain.

Business Plan

Our model allows us to reduce global food waste and increase affordable nutrition in our food system through the utilization of the millions of pounds of byproducts that are wasted each year. Specifically, we co-locate our processing equipment at the manufacturing facilities producing byproducts to ensure food safety and maintain cost competitiveness. Our first ingredient, okara flour, is made from the soybean pulp generated when soymilk is made. Okara flour is a high fiber, high protein, and gluten-free flour that delivers superfood nutrition at mass market prices. We use okara to craft a number of CPG products that we sell under our own brand including soft-baked chocolate chip cookies, 1-to-1 baking flour, and baking mixes, all of which are 100% plant-based. Our CPG business functions as a revenue-generating marketing department as well as a source of data to leverage in growing B2B ingredient sales. Our technology and process are applicable to a number of byproduct streams. Starting with okara flour, Renewal Mill is on a journey to create a new circular economy of food that's better for people and the planet we love.

The Company's Products and/or Services

Product / Service	Description	Current Market
Organic Okara Flour	High-fiber, gluten-free flour with 40% of the carbon footprint of wheat flour. Low carb, keto-friendly, neutral flavor.	B2B market as ingredient for other CPG companies, limited retail sales. Target customer: CPG company looking to boost nutrition and sustainability marketing story of its products.
Oat Milk Flour	High-fiber, high-protein gluten-free flour made from the oat pulp left behind during oat milk manufacturing.	B2B market as ingredient for other CPG companies, limited retail sales. Target customer: CPG company looking to boost nutrition and sustainability marketing story of its products.
1-to-1 Gluten-Free Baking Flour	Cup-for-cup gluten-free flour blend with significantly more fiber and protein than leading competitor brands. Features upcycled okara flour in the blend.	Direct to consumer, E-Commerce, and Retail grocery markets. Food service markets. Target customer: millennial / Gen-Z home-baker, or corporate catering chef looking for gluten-free flour options.
Okara Chocolate Chip Cookies	Sustainable, vegan, soft-baked chocolate chip cookie	Foodservice (office snacks), e-commerce, direct to consumer, and retail grocery; Millennials & Gen Z
Upcycled Baking Mixes (Dark Chocolate Brownie, Sugar Cookie, Oat Chocolate Chip Cookie, Snickerdoodle Cookie)	Vegan, Gluten-free, "just add oil & water" baking mixes made with upcycled ingredients	Direct to consumer, e-commerce, retail grocery, and foodservice; Millennials (mostly women), Gen-X, and Gen Z

Competition

Our nearest competitors in the upcycling space include other upcycled food companies, including those working with spent grain, sunflower seed cake, and coffee bean cascara. Upcycling is the future of food and Renewal Mill will be powering this new category of food. We are the first upcycled multi-ingredient platform allowing us to meet the varying ingredient needs of food companies. We are established leaders and award-winning first movers in the burgeoning upcycled ingredient market. In 2019, we were the winners of Food Funded, the Expo East Rising Star Award, and the Georgetown Alumni Entrepreneurship Pitch Competition. We were also recently named a World Changing Idea by Fast Company. We have exceptional R&D capabilities with product development led by a 5X James Beard Award winning cookbook author and an R&D project with Cargill. Finally, our unique co-location model with patent-pending technology allows us to provide a complete off-take solution for manufacturers while securing our own supply chains, a key differentiator from other upcycling companies.

Customer Base

Renewal Mill has two main sales channels: B2B and B2C. The two channels vary in timeframe and purpose. We sell upcycled ingredients to food companies looking to make better and differentiated products. The sales cycle for ingredient sales is relatively long (2-3 years) so while we actively build this sales pipeline, we also pursue B2C sales. Our own branded product line includes organic okara flour, a gluten-free 1-to-1 baking blend, a vegan okara chocolate chip cookie, and a brownie mix. The products are sold direct to consumer, to food service distributors, to e-commerce platforms, and to retail markets in California. The majority of Renewal Mill B2B customers are mid-career R&D and marketing professionals (millennials) at CPG companies. The majority of B2C customers are millennial parents.

Supply Chain

Renewal Mill operates a combined model of owned and partnership supply chains to procure and craft our upcycled ingredients. For our owned supply chains, we utilize a co-location production model that minimizes competitive risk. For our branded product line, we source high-quality and sustainable ingredients from a variety of suppliers. We work with several co-manufacturing facilities to produce our products.

Intellectual Property

Renewal Mill owns the trademark for our name and windmill logo as well as the tagline 'Ingredients with a Story.' Renewal Mill has filed a provisional patent for our 'smart' drum dryer which we use as the core processing equipment with our byproduct partners. This dryer uses automatic sensors to continuously optimize the two main parameters controlling the drying process, allowing for a more efficient thermal dehydration.

Application or Registration #	Title	Description	File Date	Grant Date	Country
87700399	Mark Literal	Trademark	11/28/2017	4/24/2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Claire Schlemme	CEO, President	CEO, Renewal Mill	BA Wellesley College MEM Yale University
Caroline Cotto	COO	COO, Renewal Mill	BA Georgetown University

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees, all full-time.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 180,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 7,020 shares of Series Seed 1 Preferred Stock, par value $0.001 per share (the "**Series Seed 1 Preferred Stock**"), and 41,276 shares of Series Seed 2 Preferred Stock, par value $0.001 per share (the "**Series Seed 2 Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	180,000
Amount Outstanding	85,163
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	68.1%

Type	Series Seed 1 Preferred Stock
Amount Authorized	7,100
Amount Outstanding	7,020
Par Value Per Share	$0.001
Voting Rights	1 vote per share of Common equivalent
Anti-Dilution Rights	In the event that the Company issues additional securities at a purchase price less than the current Series Seed 1 Preferred Stock conversion price, such conversion price shall be adjusted on a broad-based weighted average basis, subject to standard exceptions.
Other Rights	Information Rights; Right of First Offer; Most Favored Nation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Liquidation preference upon a deemed liquidation event using original issue price of $29.1125
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.6%

Type	Series Seed 2 Preferred Stock
Amount Authorized	69,000
Amount Outstanding	41,276
Par Value Per Share	$0.001
Voting Rights	1 vote per share of Common equivalent
Anti-Dilution Rights	In the event that the Company issues additional securities at a purchase price less than the current Series Seed 2 Preferred Stock conversion price, such conversion price shall be adjusted on a broad-based weighted average basis, subject to standard exceptions.
Other Rights	Information Rights; Right of First Offer; Most Favored Nation
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Liquidation preference upon a deemed liquidation event using original issue price of $36.3407
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	27.3%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Payment Protection Program Loan
Amount Outstanding	$67,500
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	2-Year Term (April 20, 2022)

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Claire Schlemme	47,000 shares of Common Stock	35%
HG Ventures LLC (fully owned by The Heritage Group)	41,276 shares of Series Seed 2 Preferred Stock	31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Renewal Mill, PBC (the "**Company**") was incorporated on June 9, 2016 under the laws of the State of Delaware, and is headquartered in Oakland, CA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $162,727 and $5,670 of cash on hand, respectively.

As of April 30, 2021, the Company had an aggregate of $250,00 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

On December 1, 2020, the Company conducted an offering pursuant to Regulation CF and raised $116,427.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: We are currently closing an extension round of $1M at a $10M post-money valuation.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date(s)	Exemption from Registration Used or Public Offering
Convertible Note (1)	$200,000.00	4	Commercializing first upcycled ingredient and general corporate purposes	August 3, 2018; July 20, 2018	Reg D 506(b)
Series Seed 1 Preferred Stock	$204,397.26 (2)	7,020	Commercializing first upcycled ingredient and general corporate purposes	January 25, 2019	Reg D 506(b)
Series Seed 2 Preferred Stock	$1,500,000.00	41,276	Commercializing first upcycled ingredient and general corporate purposes	January 25, 2019	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)	$215,000.00	11	Accelerating distribution of our CPG products and commercializing our second upcycled ingredient	November 27, 2019; December 1, 2019; January 31, 2020; February 4, 2020; February 25, 2020 July 7, 2020	Reg D 506(b)

(1) These Convertible Notes converted with the January 2019 raise in which Series Seed 1 Preferred Stock was issued to the note holders and are no longer outstanding.

(2) The Series Seed 1 Preferred Stock was issued when convertible notes signed in 2018 converted with the January 2019 raise. The principal amount of the Series Seed 1 Preferred Stock was $200,000 (the initial amount raised with the convertible notes – see previous row) but the interest that accrued on the principal amount ($4,397.26) at the time of the January 2019 raise was also converted which resulted in the final issuance number of $204,397.26.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Claire Schlemme
_____
(Signature)

Claire Schlemme
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statement

Renewalmill PBC
Balance Sheet
Year: 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020
ASSETS					
Current Assets					
Bank Accounts					
1000 BOA Checking (3948)	155,684	215,106	172,836	134,833	114,863
1010 Stripe	-	-	421	59	-
1020 Cash on hand	-	-	-	-	88
1025 Petty Cash	-	-	-	-	-
1030 Canandaigua National BAnk		-	-	67,500	40,267
Total Bank Accounts	**155,684**	**215,106**	**173,256**	**202,392**	**155,218**
Accounts Receivable					
1100 Accounts Receivable	16,788	10,486	11,342	13,837	15,365
Total Accounts Receivable	**16,788**	**10,486**	**11,342**	**13,837**	**15,365**
Other Current Assets					
1200 Inventory Asset	-	-	-	-	-
1210 Raw Materials and Production cost	-	-	-	-	-
1220 Finished Goods	85,737	85,737	85,737	85,737	85,737
Total 1200 Inventory Asset	**85,737**	**85,737**	**85,737**	**85,737**	**85,737**
1300 Prepaid Expenses	8,771	9,017	1,714	1,144	1,081
1400 Undeposited Funds	-	-	-	41	-
Total Other Current Assets	**94,508**	**94,754**	**87,451**	**86,921**	**86,818**
Total Current Assets	**266,980**	**320,345**	**272,049**	**303,151**	**257,401**
Fixed Assets					
1600 Fixed Assets		-	-	-	-
1610 Computer Equipment		-	-	-	-
1611 Computer Equipment - Orig cost		-	-	-	1,095
1612 Computer Equipment - Accum Depr		-	-	-	(30)
Total 1610 Computer Equipment	**-**	**-**	**-**	**-**	**1,065**
1710 Plant & Equipment		-	-	-	-
1711 Boiler - Orig cost	429,823	449,696	449,696	449,696	449,696
1712 Boiler - Dep	(27,790)	(32,988)	(38,342)	(43,695)	(49,049)
Total 1710 Plant & Equipment	**402,033**	**416,708**	**411,354**	**406,001**	**400,647**
1713 Furniture & Fixtures		-	-	-	-
1714 Furniture & Fixtures - Orig Cost	3,182	3,182	3,182	3,182	3,182
1715 Furniture & Fixtures - Dep	(587)	(676)	(764)	(853)	(941)
Total 1713 Furniture & Fixtures	**2,595**	**2,506**	**2,418**	**2,330**	**2,241**
1810 Leasehold Improvements		-	-	-	-
1811 Leasehold - Orig cost	9,005	9,005	9,005	9,005	9,005
1812 Leasehold - Dep	(4,208)	(4,583)	(4,958)	(5,333)	(5,709)
Total 1810 Leasehold Improvements	**4,798**	**4,422**	**4,047**	**3,672**	**3,297**
1910 Motors and Vehicle		-	-	-	-
1911 Motors and vehicle - Orig cost	17,600	17,600	17,600	17,600	17,600
1912 Motors and vehicle - Dep	(1,900)	(2,109)	(2,319)	(2,528)	(2,738)

Total 1910 Motors and Vehicle	15,700	15,491	15,281	15,072	14,862
Total 1600 Fixed Assets	425,126	439,127	433,101	427,074	422,112
Total Fixed Assets	425,126	439,127	433,101	427,074	422,112
Other Assets					
1350 Receivable from shareholders	104	104	104	104	104
Total Other Assets	104	104	104	104	104
TOTAL ASSETS	692,210	759,576	705,254	730,329	679,618
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable					
2000 Accounts Payable	43,474	43,824	43,824	44,174	44,524
Total Accounts Payable	43,474	43,824	43,824	44,174	44,524
Credit Cards					
2110 Credit Card -4122	8,604	3,988	5,780	31,537	48,499
2105 Credit Card - 5778	-	-	-	-	-
2115 Credit Card - 2949(6593)	-	-	-	-	-
2120 Credit Card - 6074	-	-	-	-	-
Total 2110 Credit Card -4122	8,604	3,988	5,780	31,537	48,499
2150 Brex CC		-	-	-	-
Total Credit Cards	8,604	3,988	5,780	31,537	48,499
Other Current Liabilities					
2300 Payroll Liabilities	-	-	-	-	-
2310 CT Income Tax	-	-	-	-	-
2320 CT Unemployment Tax	-	-	-	-	-
2330 Federal Taxes (941/944)	-	-	-	-	-
2340 Federal Unemployment (940)	-	-	-	-	-
Total 2300 Payroll Liabilities	-	-	-	-	-
2500 Loan Payable	100	100	100	100	100
2600 Reimbursement Owed	-	-	-	-	-
2700 Accrued Liabilities	-	6,620	1,856	656	3,759
2800 California Dept. of Revenue Payable	0	0	0	0	0
2850 Direct Deposit Payable	-	-	-	-	-
2900 Unassigned Tax Agency for Apps Payable	-	-	-	-	-
Total Other Current Liabilities	100	6,721	1,956	756	3,859
Total Current Liabilities	52,178	54,533	51,560	76,467	96,881
Long-Term Liabilities					
2410 Convertible Notes		-	-	-	-
2411 Convertible Notes	-	-	-	-	-
2412 CN - Accumulated Interest	-	-	-	-	-
Total 2410 Convertible Notes	-	-	-	-	-
2450 SBA Loan		-	-	-	-
2451 SBA Loan Payable		-	-	67,500	67,500
2452 Interest accrued on SBA loan		-	-	8	64
Total 2450 SBA Loan	-	-	-	67,508	67,564
Total Long-Term Liabilities	-	-	-	67,508	67,564
Total Liabilities	52,178	54,533	51,560	143,974	164,445
Equity					

3100 Equity	-	-	-	-	
3105 SAFE	65,000	165,000	165,000	165,000	165,000
3110 Common Stock	111	111	111	111	111
3115 Additional Paid in Capital - Common Stock	19,993	19,993	19,993	19,993	19,993
3200 Preferred Stock		-	-	-	-
3210 Series Seed-1	7	7	7	7	7
3220 Series Seed-2	41	41	41	41	41
Total 3200 Preferred Stock	**48**	**48**	**48**	**48**	**48**
3250 Additional Paid in Capital - Preferred Stock	1,704,349	1,704,349	1,704,349	1,704,349	1,704,349
3300 Treasury stock	(26)	(26)	(26)	(26)	(26)
3400 Issuance Cost	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)
Total 3100 Equity	**1,774,476**	**1,874,476**	**1,874,476**	**1,874,476**	**1,874,476**
3500 Opening Balance Equity	-	-	-	-	
3900 Retained Earnings	(1,081,632)	(1,081,632)	(1,081,632)	(1,081,632)	(1,081,632)
3950 Retained Earnings - Prior Year Adjustments	2,995	2,995	2,995	2,995	2,995
Net Income	(55,807)	(90,795)	(142,145)	(209,484)	(280,666)
Total Equity	**640,032**	**705,044**	**653,694**	**586,355**	**515,173**
TOTAL LIABILITIES AND EQUITY	**692,210**	**759,576**	**705,254**	**730,329**	**679,618**

	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020
	85,463	104,080	61,882	61,664	30,761	43,705	108,550
	-	-	-	-	-	-	-
	257	285	285	285	285	285	285
	-	-	-	-	-	-	-
	16,763	24,756	6,390	6,021	1,502	3,122	3,394
	102,483	**129,121**	**68,557**	**67,971**	**32,548**	**47,111**	**112,230**
	46,902	16,871	26,370	24,757	40,675	53,040	45,288
	46,902	**16,871**	**26,370**	**24,757**	**40,675**	**53,040**	**45,288**
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
	85,737	85,737	85,737	85,737	85,737	85,737	85,737
	85,737	**85,737**	**85,737**	**85,737**	**85,737**	**85,737**	**85,737**
	761	938	844	749	655	579	547
	-	-	-	-	4,300	-	-
	86,498	**86,675**	**86,580**	**86,486**	**90,691**	**86,316**	**86,284**
	235,882	**232,667**	**181,507**	**179,213**	**163,914**	**186,467**	**243,801**
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
	1,095	1,095	1,095	1,095	1,095	1,095	1,095
	(61)	(91)	(122)	(152)	(183)	(213)	(243)
	1,035	**1,004**	**974**	**943**	**913**	**882**	**852**
	-	-	-	-	-	-	-
	449,696	449,696	449,696	449,696	449,696	449,696	449,696
	(54,402)	(59,756)	(65,109)	(70,463)	(75,816)	(81,170)	(86,524)
	395,294	**389,940**	**384,587**	**379,233**	**373,880**	**368,526**	**363,172**
	-	-	-	-	-	-	-
	3,182	3,182	3,182	3,182	3,182	3,182	3,182
	(1,029)	(1,118)	(1,206)	(1,294)	(1,383)	(1,471)	(1,560)
	2,153	**2,064**	**1,976**	**1,888**	**1,799**	**1,711**	**1,623**
	-	-	-	-	-	-	-
	9,005	9,005	9,005	9,005	9,005	9,005	9,005
	(6,084)	(6,459)	(6,834)	(7,209)	(7,585)	(7,960)	(8,335)
	2,921	**2,546**	**2,171**	**1,796**	**1,421**	**1,045**	**670**
	-	-	-	-	-	-	-
	17,600	17,600	17,600	17,600	17,600	17,600	17,600
	(2,947)	(3,157)	(3,366)	(3,576)	(3,785)	(3,995)	(4,204)

14,653	14,443	14,234	14,024	13,815	13,605	13,396
416,055	409,998	403,941	397,884	391,827	385,770	379,713
416,055	409,998	403,941	397,884	391,827	385,770	379,713
104	104	104	104	104	104	104
104	104	104	104	104	104	104
652,042	642,770	585,553	577,202	555,845	572,341	623,618
43,824	44,174	46,024	46,374	45,674	46,874	46,524
43,824	44,174	46,024	46,374	45,674	46,874	46,524
31,250	45,310	12,891	18,429	25,888	36,431	36,910
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
31,250	45,310	12,891	18,429	25,888	36,431	36,910
-	(326)	(394)	(394)	(394)	(394)	(394)
31,250	44,984	12,497	18,034	25,494	36,036	36,516
-	-	-	4,814	2,000	5,423	17,952
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	4,814	2,000	5,423	17,952
100	100	100	100	100	100	100
-	-	-	-	-	-	-
5,256	6,331	8,093	10,243	10,243	11,318	7,776
0	0	0	0	0	0	0
-	-	-	-	-	-	-
-	-	-	-	-	-	-
5,356	6,431	8,194	15,158	12,344	16,842	25,828
80,430	95,589	66,714	79,565	83,511	99,752	108,867
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
67,500	67,500	67,500	67,500	67,500	67,500	67,500
120	176	233	289	345	401	458
67,620	67,676	67,733	67,789	67,845	67,901	67,958
67,620	67,676	67,733	67,789	67,845	67,901	67,958
148,050	163,265	134,447	147,354	151,356	167,653	176,825

-	-	-	-	-	-	-
165,000	190,000	190,000	190,000	190,000	215,000	321,034
111	111	111	111	111	111	111
19,993	19,993	19,993	19,993	19,993	19,993	19,993
-	-	-	-	-	-	-
7	7	7	7	7	7	7
41	41	41	41	41	41	41
48	**48**	**48**	**48**	**48**	**48**	**48**
1,704,349	1,704,349	1,704,349	1,704,349	1,704,349	1,704,349	1,704,349
(26)	(26)	(26)	(26)	(26)	(26)	(26)
(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)
1,874,476	**1,899,476**	**1,899,476**	**1,899,476**	**1,899,476**	**1,924,476**	**2,030,510**
-	-	-	-	-	-	-
(1,081,632)	(1,081,632)	(1,081,632)	(1,081,632)	(1,081,632)	(1,081,632)	(1,081,632)
2,995	2,995	2,995	2,995	2,995	2,995	2,995
(291,847)	(341,335)	(369,733)	(390,991)	(416,350)	(441,151)	(505,079)
503,992	**479,504**	**451,106**	**429,847**	**404,489**	**404,688**	**446,794**
652,042	**642,770**	**585,553**	**577,202**	**555,845**	**572,341**	**623,618**

Renewalmill PBC
Income Statement
Year: 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020
Income					
4000 Revenue From Sales					
4105 Billable Expense Income					
4110 Revenue From Product Sales	4,045	6,817	6,544	5,857	5,435
4115 Sales of Product Income					
4125 Sales Discounts	(30)	(600)		(92)	(705)
4130 Revenue from Shipping Charges	363	261	9	320	907
Total 4000 Revenue From Sales	**4,377**	**6,478**	**6,553**	**6,086**	**5,637**
Total Income	**4,377**	**6,478**	**6,553**	**6,086**	**5,637**
Cost of Goods Sold					
4200 Cost of Goods Sold	-	-	-	-	-
4225 Freight & delivery - COS					
4230 Inventory Shrinkage					
4236 Package & labeling	182	231	425	9,277	13,875
4300 Supplies & Materials - COGS					
4305 Ingredients - COGS	157	9,578	71	21,936	13,762
4320 COGS - Production Expense	4,252	1,650	3,536	2,084	2,178
Total 4300 Supplies & Materials - COGS	**4,409**	**11,228**	**3,606**	**24,020**	**15,939**
4400 Other than Products					
4430 Business Space	860	1,060	800	1,000	953
4440 Equipment Rental - COS	1,200	1,200	1,200	1,200	1,200
4450 Software- COS	29	29	29	29	29
4460 Product Shipping		421	198	224	
Total 4400 Other than Products	**2,089**	**2,710**	**2,227**	**2,453**	**2,182**
Total Cost of Goods Sold	**6,680**	**14,170**	**6,258**	**35,751**	**31,996**
Gross Profit	**(2,303)**	**(7,691)**	**295**	**(29,666)**	**(26,359)**
Expenses					
6000 Payroll Expenses					
6110 Wages	26,545	22,426	22,197	22,471	22,219
6120 Holiday Pay	538	538			
6132 Recruiting Expenses	30	30	30	30	30
6140 Payroll Taxes	2,933	1,757	1,698	1,719	1,700
6150 Health Insurance	2,799	2,020	1,292		2,037
6160 Payroll Fees	123	99	99	99	99
6170 Worker's Compensation	656	656	656	-	-
6175 Expenses Reimbursed		3,183			
6195 Childcare Reimbursement		5,007	2,878	1,000	3,000
Total 6000 Payroll Expenses	**33,623**	**35,716**	**28,850**	**25,319**	**29,084**
7200 Facilities					
7210 Computer Supplies & SW					279
7230 Internet Access	108	34		350	110
7240 General Insurance					

7250 Rent	2,191	2,191	2,706	2,341	2,341
7255 Stationery & Printing		293			
7265 Shipping and Delivery Expense	1,075	769	1,670	1,088	2,716
7270 Office Supplies/Expenses	1,072	489	210	2,078	187
7275 Dues & Subscriptions					
7290 Utilities	15	140	140	140	140
Total 7200 Facilities	**4,461**	**3,916**	**4,727**	**5,998**	**5,773**
7300 Travel & Entertainment					
7330 Ground Transportation	532	281	252	375	240
7340 Meals and Entertainment	41	132	10		
7350 Parking	28	382	5		
7360 Airfare	237	234			
7362 Baggage Charges		187			
7365 Inflight Expenses		31			
Total 7360 Airfare	**237**	**452**	**-**	**-**	**-**
7370 Hotel		1,077	(1,496)		
Total 7300 Travel & Entertainment	**838**	**2,325**	**(1,228)**	**375**	**240**
7400 Professional Fees					
7410 Accounting Fees	350	350	350	350	350
7420 Legal Fees	70	70	70	70	70
7430 Tax Filing Fees					
7480 Consultants & Contractors	2,852	2,600	2,600	500	
Total 7400 Professional Fees	**3,272**	**3,020**	**3,020**	**920**	**420**
7500 Marketing					
7510 Website	148	150	148	148	148
7520 Marketing Services	62		574	515	189
7530 Design Services	735		2		
7540 Designing Software Expense	5	5	5	5	5
7550 Conferences & Seminars	3,425	234	7,732	8	
7570 Advertising					
Total 7500 Marketing	**4,375**	**389**	**8,461**	**676**	**342**
7600 Administrative Expenses					
7610 Bank Service Charges	81	184	65	145	76
7620 Licenses and Permits	374	63	63	63	63
7630 Software Services					
7640 Email and Documentation	75	75	75	80	80
7645 Application software	207	242	272	407	1,316
7650 Document and Storage Management	5	5	5	5	5
7655 Office Tools					
Total 7630 Software Services	**287**	**322**	**352**	**492**	**1,401**
Total 7600 Administrative Expenses	**741**	**568**	**479**	**700**	**1,540**
7800 Research & Development					
7810 R&D Expense	460				
Total 7800 Research & Development	**460**	**-**	**-**	**-**	**-**
Total Expenses	**47,771**	**45,933**	**44,308**	**33,987**	**37,399**
Net Operating Income	**(50,074)**	**(53,625)**	**(44,013)**	**(63,653)**	**(63,759)**
Other Income					
8150 Other Income				3,000	

8250 Credit Card Rewards		2,844			
Total Other Income	-	2,844	-	3,000	-
Other Expenses					
7900 Depreciation expense	5,790	5,872	6,027	6,027	6,057
7950 Interest Expense				8	56
7990 Tax					
7910 State Tax		913			
7930 Sales Tax					
Total 7990 Tax	-	913	-	-	-
9300 Donations/Charity					
9500 Ask my accountant	(57)	(22,577)	1,310	652	1,310
Total Other Expenses	5,734	(15,793)	7,337	6,687	7,423
Net Other Income	(5,734)	18,637	(7,337)	(3,687)	(7,423)
Net Income	(55,807)	(34,988)	(51,350)	(67,339)	(71,182)

	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020
	41,665	7,079	16,822	7,691	33,225	20,186	13,697
		571	93	691	1,083	13,258	799
	(316)	(1,052)	(161)	(167)	(2,542)	(746)	(2,396)
	226	42	428	331	1,333	152	28
	41,575	**6,640**	**17,182**	**8,546**	**33,099**	**32,851**	**12,128**
	41,575	**6,640**	**17,182**	**8,546**	**33,099**	**32,851**	**12,128**
	-	-	-	-	-	-	-
	-	-		-			
	13,817	1,900	724	1,454	11,209	7,758	13,706
		13,958	970	1,465	16,000	10,582	16,212
	174		8,161		3,129	2,559	486
	174	**13,958**	**9,131**	**1,465**	**19,129**	**13,140**	**16,697**
	953						(1,404)
	1,200	1,200	-	-			(1,200)
	29	29					
	804	76	256				1,328
	2,986	**1,305**	**256**	**-**	**-**	**-**	**(1,276)**
	16,977	**17,163**	**10,111**	**2,919**	**30,338**	**20,898**	**29,127**
	24,598	**(10,523)**	**7,071**	**5,627**	**2,761**	**11,953**	**(16,999)**
	20,952	16,621	15,494	10,678	6,071	11,923	20,969
	538	462					
	30	30	30	30	30	30	30
	1,644	1,307	1,185	828	428	1,025	2,467
	2,037	3,768	2,037		2,037	2,037	4,208
	87	99	123	123	111	99	99
	(656)	5,287	1,762	-		102	1,698
					514		
	24,633	**27,573**	**20,632**	**11,659**	**9,190**	**15,216**	**29,472**
	110	123	110	110	110	110	110
		1,290					

2,341	2,341	2,341	2,341	2,358	3,108	2,353
					163	
4,164	3,015	2,017	2,494	1,825	4,726	6,129
282	195	480	1,256	891	309	238
140	144	144	144	144	144	144
7,037	**7,108**	**5,092**	**6,345**	**5,328**	**8,560**	**8,974**
298	66	367	42		25	80
				820	(0)	150
-	-	-	-	-	-	-
298	**66**	**367**	**42**	**820**	**25**	**230**
350	350	1,850	350	350	350	350
70	70	70	70	70	70	70
					850	
1,000	2,121	1,663	99	500		
1,420	**2,541**	**3,583**	**519**	**920**	**1,270**	**420**
162	160	160	122	130	130	160
	15			10	164	
2	10	860	23	23	23	23
5	514	(504)		130	111	162
375	(7,450)			25	25	25
105	341	205	152		211	570
650	**(6,410)**	**721**	**297**	**318**	**664**	**939**
555	345	424	249	485	654	350
63	63	63	63	63	994	375
105	45	85	160	195	150	150
415	505	486	627	506	694	762
5	5	5	5	5	5	5
			99			
525	**555**	**576**	**891**	**706**	**849**	**917**
1,143	**963**	**1,063**	**1,202**	**1,254**	**2,496**	**1,642**
			90			
-	**-**	**-**	**90**	**-**	**-**	**-**
35,180	**31,841**	**31,457**	**20,155**	**17,830**	**28,231**	**41,677**
(10,583)	**(42,365)**	**(24,387)**	**(14,528)**	**(15,070)**	**(16,278)**	**(58,676)**
		2,096				1,131

-	-	**2,096**	-	-	-	**1,131**
6,057	6,057	6,057	6,057	6,057	6,057	6,057
56	56	56	56	56	56	56
	800		25	841		
-	**800**	**-**	**25**	**841**	**-**	**-**
						60
(5,515)	210	(6)	593	3,334	2,410	210
598	**7,123**	**6,108**	**6,731**	**10,289**	**8,523**	**6,383**
(598)	**(7,123)**	**(4,012)**	**(6,731)**	**(10,289)**	**(8,523)**	**(5,252)**
(11,181)	**(49,488)**	**(28,398)**	**(21,259)**	**(25,358)**	**(24,801)**	**(63,929)**

Renewalmill PBC
Statement of Cash Flows
January 2020 - December 2020

	Jan 2020	Feb 2020
OPERATING ACTIVITIES		
Net Income	(55,807)	(34,988)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1100 Accounts Receivable	6,581	6,302
1200 Inventory Asset	-	-
1300 Prepaid Expenses	3,098	(246)
1612 Fixed Assets:Computer Equipment:Computer Equipment - Accum Depr		
1812 Fixed Assets:Leasehold Improvements:Leasehold - Dep	375	375
1912 Fixed Assets:Motors and Vehicle:Motors and vehicle - Dep	210	210
2000 Accounts Payable	-	350
2105 Credit Card -4122:Credit Card - 5778	-	-
2110 Credit Card -4122	5,795	(4,616)
2115 Credit Card -4122:Credit Card - 2949(6593)	-	-
2120 Credit Card -4122:Credit Card - 6074	-	-
2150 Brex CC		
2300 Payroll Liabilities	-	-
2700 Accrued Liabilities		6,620
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,058	8,996
Net cash provided by operating activities	(39,749)	(25,992)
INVESTING ACTIVITIES		
1611 Fixed Assets:Computer Equipment:Computer Equipment - Orig cost		
1711 Fixed Assets:Plant & Equipment:Boiler - Orig cost		(19,873)
1712 Fixed Assets:Plant & Equipment:Boiler - Dep	5,117	5,199
1715 Fixed Assets:Furniture & Fixtures:Furniture & Fixtures - Dep	88	88
Net cash provided by investing activities	5,205	(14,586)
FINANCING ACTIVITIES		
2451 SBA Loan:SBA Loan Payable		
2452 SBA Loan:Interest accrued on SBA loan		
3105 Equity:SAFE	27,500	100,000
3500 Opening Balance Equity		
Net cash provided by financing activities	27,500	100,000
Net cash increase for period	(7,043)	59,422
Cash at the beginning of the period	162,727	155,684
Cash at the end of the period	155,684	215,106

Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020
(51,350)	(67,339)	(71,182)	(11,181)	(49,488)	(28,398)	(21,259)
(856)	(2,496)	(1,528)	(31,537)	30,031	(9,500)	1,614
-	-	-	-	-	-	-
7,303	571	63	320	(177)	95	95
		30	30	30	30	30
375	375	375	375	375	375	375
210	210	210	210	210	210	210
-	350	350	(700)	350	1,850	350
-	-	-	-	-	-	-
1,792	25,757	16,961	(17,249)	14,060	(32,419)	5,537
-	-	-	-	-	-	-
-	-	-	-	-	-	-
				(326)	(68)	
-	-	-	-	-	-	4,814
(4,765)	(1,200)	3,103	1,497	1,075	1,762	2,150
4,059	**23,566**	**19,564**	**(47,053)**	**45,629**	**(37,665)**	**15,174**
(47,291)	**(43,773)**	**(51,618)**	**(58,234)**	**(3,859)**	**(66,063)**	**(6,084)**
		(1,095)				
5,354	5,354	5,354	5,354	5,354	5,354	5,354
88	88	88	88	88	88	88
5,442	**5,442**	**4,347**	**5,442**	**5,442**	**5,442**	**5,442**
	67,500					
	8	56	56	56	56	56
				25,000		
		-	-	-		-
-	**67,508**	**56**	**56**	**25,056**	**56**	**56**
(41,849)	**29,176**	**(47,215)**	**(52,736)**	**26,639**	**(60,565)**	**(586)**
215,106	173,256	202,433	155,218	102,483	129,121	68,557
173,256	**202,433**	**155,218**	**102,483**	**129,121**	**68,557**	**67,971**

Oct 2020	Nov 2020	Dec 2020
(25,358)	(24,801)	(63,929)
(15,918)	(12,365)	7,752
-	-	-
95	76	32
30	30	30
375	375	375
210	210	210
(700)	1,200	(350)
-	-	-
7,460	10,542	479
-	-	-
-	-	-
(2,814)	3,423	12,529
-	1,075	(3,543)
(11,262)	**4,566**	**17,514**
(36,621)	**(20,235)**	**(46,414)**
5,354	5,354	5,354
88	88	88
5,442	**5,442**	**5,442**
56	56	56
	25,000	106,034
-	-	-
56	**25,056**	**106,090**
(31,122)	**10,263**	**65,118**
67,971	36,848	47,111
36,848	**47,111**	**112,230**

Renewal Mill PBC

(a Delaware Public-Benefit Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Renewal Mill PBC

Table of Contents

Financial Statements and Supplementary Notes



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 27, 2020

To: Board of Directors of Renewal Mill PBC
        Attn: Claire Schlemme, CEO

Re: 2018 and 2019 Financial Statement Review
        Renewal Mill PBC

We have reviewed the accompanying financial statements of Renewal Mill PBC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

RENEWAL MILL PBC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

	2019	2018
ASSETS		
Current Assets		
Cash and Cash equivalents	162,727	5,670
Accounts Receivable	23,369	16,894
Inventory	85,737	17,960
Prepaid Expenses	11,869	593
Total Current Assets	**283,702**	**41,117**
Fixed Assets, net of depreciation	432,270	-
Other Assets	104	104
TOTAL ASSETS	**716,076**	**41,221**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	43,474	37,470
Credit Cards	2,809	120
Other Current Liabilities	100	14,583
Total Current Liabilities	**46,383**	**52,173**
Long Term Liabilities		
Convertible Notes	-	200,000
Accumulated Interest on Convertible Notes	-	4,425
Total Long Term Liabilities	**-**	**204,425**
Total Liabilities	**46,383**	**256,598**
STOCKHOLDERS' EQUITY		
Common Stock; par value $0.001 per share,	85	85
authorized 180,000 and 1,000,000 shares		
issued and outstanding 110,855 and 110,855 shares		
as of December 31, 2019 and 2018 respectively		
Preferred Stock; par value $0.001 per share,	48	-
authorized 76,100 and 0 shares		
issued and outstanding 48,296 and 0 shares		
as of December 31, 2019 and 2018 respectively		
SAFE	37,500	-
Additional Paid-in capital - Common Stock	19,993	19,994
Additional Paid-in capital - Preferred Stock	1,704,350	-
Issuance Cost	(15,000)	(15,000)
Retained Earnings	(220,455)	18,341
Net Income	(856,827)	(238,797)
Total Stockholders' Equity	669,694	(215,377)
Total Liabillities and Stockholders' Equity	**716,076**	**41,221**

The accompanying notes are an integral part of these financial statements.

RENEWAL MILL PBC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenue	81,152	61,566
Cost of revenues	107,160	51,441
Gross Profit (Loss)	**(26,008)**	**10,125**
Operating Expenses		
General and Administrative Expenses	493,052	182,070
Professional Fees	161,616	42,969
Marketing	46,969	3,494
Research & Development	103,077	12,970
Total operating expenses	**804,714**	**241,503**
Net Operating Income	**(830,722)**	**(231,378)**
Other Income	3,017	-
Other Expense	29,122	7,419
Net Income	**(856,827)**	**(238,797)**

The accompanying notes are an integral part of these financial statements.

RENEWAL MILL PBC
STATEMENTS OF SHAREHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Additional Paid-in Capital - SAFEs	Issuance Cost	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value					
Balance as of January 1, 2018	85,163	85	-	-	19,994			18,341	38,420
Issuance Cost							(15,000)		(15,000)
Net Income(Loss)								(238,797)	(238,797)
Balance as of December 31, 2018	85,163	85	-	-	19,994	-	(15,000)	(220,456)	(215,377)
Issuance of preferred stock - Series Seed 2			48,296	48	1,704,349				1,704,397
Issuance of SAFEs						37,500			37,500
Net Income(Loss)								(856,827)	(856,827)
Balance as of December 31, 2019	85,163	85	48,296	48	1,724,343	37,500	(15,000)	(1,077,283)	669,694

The accompanying notes are an integral part of these financial statements.

RENEWAL MILL PBC
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	(856,827)	(238,797)
Adjustments to reconcile Net Income(loss)		
Accounts Receivable	(6,475)	(17,011)
Inventory Asset: Finished Goods	(67,777)	(17,960)
Prepaid Expenses	(11,276)	(593)
Other Assets - Receivable from Shareholders		(104)
Accounts Payable	6,004	29,980
Credit Card	2,689	120
Loan Payable	-	(40)
Accrued Liabilities	(14,483)	14,483
California Dept. of Revenue Payable	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(91,318)**	**8,875**
Net cash used in operating activities	**(948,145)**	**(229,922)**
Investing Activities		
Fixed Assets:Plant & Equipment:Boiler - Purchased made	(429,823)	-
Fixed Assets:Plant & Equipment:Boiler - Depreciation provided	21,319	-
Fixed Assets:Furniture & Fixtures - Purchases made	(3,182)	-
Fixed Assets:Furniture & Fixtures - Depreciation provided	499	-
Fixed Assets:Leasehold Improvements - Investment made	(9,005)	-
Fixed Assets:Leasehold Improvements - Depreciation	3,832	
Motors and Vehicle:Motors and vehicle - Purchases made	(17,600)	-
Motors and Vehicle:Motors and vehicle - Depreciation	1,690	-
	-	-
Net change in cash from investing activities	**(432,270)**	**-**
Financing Activities		
Issuance of Convertible Notes	(200,000)	200,000
Interest accumulated on Convertible Notes	(4,424)	4,424
Issuance of Common Stock	-	11
Issuance of SAFE Notes	37,500	-
Issuance of Preferred Stock:Series Seed-1	8	-
Issuance of Preferred Stock:Series Seed-2	40	-
Additional Paid in Capital - Common Stock	-	19,994
Additional Paid in Capital - Preferred Stock	1,704,350	-
Treasury stock - repurchases made	-	(26)
Issuance Cost paid	-	(15,000)
Opening Balance Equity	-	2,995
Net change in cash from financing activities	**1,537,474**	**212,398**
Net change in cash and cash equivalents	**157,059**	**(17,524)**
Cash and Cash equivalents at beginning of period	5,670	23,194
Cash and Cash equivalents at end of period	162,727	5,670

The accompanying notes are an integral part of these financial statements.

RENEWAL MILL PBC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Renewal Mill PBC (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 9, 2016. The Company upcycles byproducts from food manufacturing into premium and delicious ingredients and products. The Company's headquarters is in San Francisco, California. The company began operations in 2016 and began incurring expenses in 2016.

Since Inception, the Company has relied on contributions from owners, issuance of convertible notes, issuance of stock, and the issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations As of December 31, 2019, the Company had an accumulated deficit and may incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), issuance of SAFEs (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $162,727 and $5,670 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized as leasehold improvements. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use. As of December 31, 2019, the Company has not capitalized any software development costs

Depreciation is provided using the straight-line method, based on useful lives of the assets which are provided below, where all fixed assets were purchased and put into service in 2019:

Fixed Asset	Depreciable Life
Plant and Machinery	7
Leasehold Improvements	2
Vehicles	7
Furniture and Fixtures	3

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 and 2018 as it incurred a taxable loss. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues selling upcycled ingredients from agricultural byproducts using proprietary technology. The Company's payments are generally invoiced on net-30 terms. For years ending December 31, 2019 and 2018 the Company recognized $81,152 and $61,566 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had accounts receivable balance of $23,369 and $16,894 respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Marketing

The Company expenses marketing costs as they are incurred.

Research and Development

The company has been doing research and development activities from time-to-time to create or improve its products or processes. The outcome is uncertain, but the money was spent under the assumption that future economic benefits would be derived. The research costs are expensed as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $1,077,283. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Par value $0.001; authorized 180,000 and 1,000,000, issued and outstanding 85,163 shares as of December 31, 2019 and 2018. Holders of common stock have voting rights. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company. 25,850 shares issued to Sumit Kakadia has been bought back on December 12, 2018 at par value of $0.001 per share

Preferred Stock:

Par value $0.001; authorized 76,100 and 0, issued and outstanding 48,296 and 0 share as of December 31, 2019 and 2018 respectively. In the event of a dissolution or liquidation holders of preferred stock will be entitled to the assets available for distribution to stockholders before any payment will be made to common stockholders. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company. Convertible notes totaling $200,000 with accrued interest of $4,425 had converted into preferred stock upon the qualified equity financing on January 25, 2019. Total capital paid in consideration for the preferred shares including the convertible note conversion was $1,704,397.

Additional Paid-In Capital – Simple Agreements for Future Equity ("SAFE")

In 2019 the Company issued SAFEs totaling $37,500.

SAFEs totaling $37,500 are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 5 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 14,622 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over a period of six months to four years.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 11.823
Fair value share price	$ 11.823

As of December 31, 2019, the Company had not issued any stock options.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

PPP Loan

In April 2020, the Company Company took a PPP loan for $67,500 with a 1% interest rate with a maturity date of April 20, 2022. The payments on the loan start in October 2020, on any amount that is not forgiven under the Paycheck Protection Loan ("PPP Loan") through the Small Business Administration and the issuance bank.

2020 SAFE Issuance

In 2020, the Company issued SAFEs totaling $175,00, which are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Crowdfunding Simple Agreements for Future Equity (Crowd SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 27, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.